WOODSIDE
AUSTRALIAN ENERGY

03 JAN 17 AM 7:21

3 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003406

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to an Australian company winning a North West Shelf contract, lodged with the Australian Stock Exchange on 3 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

82-2280

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 3 January 2003
9.00am (WST)

AUSTRALIAN COMPANY WINS NORTH WEST SHELF CONTRACT

The North West Shelf Venture today announced the award of an electrical and instrumentation contract to Australian company Downer-RML for its LNG Train 4 project.

The contract was awarded by the Kellogg Joint Venture to Downer-RML for all above-ground electrical and instrumentation work and is valued at about A$30 million.

Downer-RML is a division of Downer EDI Limited, Australia's second biggest publicly listed engineering, infrastructure and resource services company.

The contract will result in 160 Downer-RML personnel being mobilised to the Burrup Peninsula site in January 2003 until March 2004.

"The award of this contract continues a long-standing relationship between the North West Shelf Venture and Downer-RML," said Woodside's Onshore Projects General Manager Manfred Henze.

Mr Henze said that the company, as Ralph M Lee, had done major electrical and instrumentation work since the early 1980s in the development of the Venture's domestic gas and LNG facilities.

More than 1000 people are now working on the LNG Train 4 construction site and this is expected to increase to nearly 2000 by mid-2003.

The overall project is nearly 55% complete, with construction 25% complete. In September 2002, the project passed three million working hours without a lost-time injury.

Train 4 will have a production capacity of 4.2 million tonnes of LNG a year, with first LNG scheduled for mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

WOODSIDE

AUSTRALIAN ENERGY

03 JAN 17 AM 7:21

24 December 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report – WA-271-P Laverda-2

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No 1 Adelaide Terrace, Perth, W

24 December 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P.
Laverda-2

Woodside Petroleum Ltd., Operator of the Permit WA-271-P, located in the Exmouth Sub-Basin, reports that on 24 December 2002 the Laverda-2 appraisal well was at a depth of 2264 metres and retrieving the blowout preventer prior to pulling anchors to move off location.

Since the last report the 8 1/2" hole was drilled from 2211metres to a Total Depth of 2264 metres. Wireline logs were then run. Preliminary evaluation of the wireline logs indicates a gross gas bearing interval of 33.5 metres was intersected within the Macedon Sandstone. The well will now be plugged and abandoned as planned.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Assistant Company Secretary